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                            September 12, 2022

       Chaowei Yan
       Chief Financial Officer
       Intchains Group Ltd
       c/o 9/F, A Block, No.333 Haiyang No.1 Road
       Lingang Science and Technology Park
       Pudong New Area, Shanghai, 201306
       the People   s Republic of China

                                                        Re: Intchains Group Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed September 2,
2022
                                                            File No. 333-265756

       Dear Mr. Yan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Capitalization, page 58

   1.                                                   Please address the
following:
                                                            Revise your
capitalization table to separately disclose the components of equity, including Class A
and Class B ordinary shares, that will be issued and outstanding following the
offering;
                                                            Reconcile the
7,150,000 pro forma as adjusted shares issued and outstanding parenthetically
disclosed in the capitalization table with the 124,797,000 shares outstanding
immediately after this offering disclosed on page 11;
 Chaowei Yan
Intchains Group Ltd
September 12, 2022
Page 2
                Expand footnote (2) to disclose the pro forma shares issued and outstanding in the
              event the underwriter   s overallotment option is exercised in
full; and
                Revise footnote (3) to describe and quantify each adjustment made to determine the pro forma as adjusted additional paid-in capital amount.

       You may contact SiSi Cheng at (202) 5004 or Martin James at (202) 551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Sergio Chinos at (202) 551-7844 with any other questions.



FirstName LastNameChaowei Yan                                Sincerely,
Comapany NameIntchains Group Ltd
                                                             Division of
Corporation Finance
September 12, 2022 Page 2                                    Office of
Manufacturing
FirstName LastName